Subsidiaries of Blue Earth Refineries Inc.

Name of Subsidiary	Jurisdiction of Organization	Owner of Interests	Shareholding of the Owner of Interests
Kasese Cobalt Company Limited	Uganda	Blue Earth Refineries Inc.	75%
Blue Earth Refineries (Canada) Inc.	Yukon, Canada	Blue Earth Refineries Inc.	100%